20009424

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MAR 02 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 31/12/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vPE WertpapierhandelsBank AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Maximiliansplatz 17
(No. and Street)

Munich	Germany	80333
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Wolfgang Huber +49 89 296491

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. Stephen J. Staresinic, cPA
(Name – *if individual, state last, first, middle name*)

Werastr. 105	Stuttgart	Germany	70190
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Wolfgang Huber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vPE WertpapierhandelsBank AG, as of December, 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

KONRAD LAUTNER NOTAR IN MÜNCHEN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

URNr. 0680 L /2020

I hereby certify, that the above is the true signature, subscribed in my presence, of

Mr. Wolfgang Josef **Huber**,
born 23rd of February 1962,
residing in 83536 Gars a. Inn,
Business address: 80333 Munich, Maximiliansplatz 17,
personally known to me.

After inspection of the register at the court of registration in Munich on This 26th day of February 2020, I hereby state, that the company

vPE WertpapierhandelsBank AG
with its official seat in Munich,

is registered under 123226 and that Mr. Wolfgang Huber as Member of the Board is allowed to act on behalf of the company.

Munich, this 26th of February 2020

Konrad Lautner,
notary public

vPE WertpapierhandelsBank AG

Consolidated Financial Statement and
Supplemental Schedules filed pursuant to
Rule 17a-5 under the Securities and
Exchange Act of 1934
for the year ended December 31, 2019
Exemption Report
for the year ended December 31, 2019
Reports of Independent Registered Public Accounting
Firm on Consolidated Financial Statements and
Exemption Report respectively

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of vPE WertpapierhandelsBank AG
Munich, Germany

Opinion on the Consolidated financial Statements

We have audited the accompanying consolidated statement of financial condition of vPE WertpapierhandelsBank AG (the "Company") as of December 31, 2019, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE WertpapierhandelsBank AG's computation of Net Capital (included in Part II of Form X-17A-5 as of December 31, 2019)" (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE WertpapierhandelsBank AG's Computation of Net Capital (included in Part II of Form X-17A-5 as of December 31, 2019)" is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

We have served as the Company's auditor since 2019.

Munich, Germany

February 26, 2020

Stephen J. Staresinic, CPA

vPE WertpapierhandelsBank AG
Consolidated Statement of Financial Condition
December 31, 2019
(Dollars in Thousand)

	Dec. 31, 2019 US$
ASSETS	
Cash and cash equivalents	825
Other current assets	327
Receivables from brokers, dealers and clearing organizations	3,477
Furniture, equipment and leasehold improvements, net	1,835
TOTAL	**6,464**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Bank loans payable	172
Payables to broker-dealers and clearing organizations	620
Accounts payable, accrued expenses, and other liabilities	2612
TOTAL LIABILITIES	**3,404**
STOCKHOLDERS' EQUITY	
Common stock, EUR 1 par value: 986,112 shares outstanding as of December 31	1,108
Additional Paid-In-Capital	1,617
Accumulated profit	311
Foreign Currency Adjustment	24
TOTAL STOCKHOLDERS' EQUITY	**3,060**
TOTAL	**6,464**

*Translated into USD at 1.12340 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

vPE WertpapierhandelsBank AG
Consolidated Statement of Operations
For the year ended December 31, 2019
(Dollars in Thousand)

	2019 US$
REVENUE	
Commissions	15,204
Investment advisory fees	130
Other income	1,841
TOTAL REVENUE	**17,175**
EXPENSES	
Employee compensation and benefits	5,663
Floor brokerage, exchange and clearance fees	7,182
Marketing and travel expenses	67
Communication and data processing	229
Occupancy	268
Other expenses	4,094
TOTAL EXPENSES	**17,503**
RESULT BEFORE INCOME TAXES	(328)
INCOME TAXES	(2)
Net Income	**(330)**
Other Comprehensive Income	
Currency Translation Adjustment	(13)
Total Comprehensive Income	**(343)**

*Translated into USD at 1.11950 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

vPE WertpapierhandelsBank AG
Consolidated Statement of Changes in Stockholders' Equity
For the year ended December 31, 2019
(Dollars in Thousand)

	Common Shares	Stock Amount US$	Additional Paid-In-Capital US$	Re-tained Earnings US$	Currency Transla-tion US$	Total Stockholders' Equity US$
BALANCE AT JANUARY 1, 2019	840,000	944	949	641	37	2,571
Capital Increase	146,112	164	668			832
Comprehensive Income				(330)	(13)	(343)
BALANCE AT DECEMBER 31, 2019*	986,112	1,108	1,617	311	24	3,060

*Translated into USD at closing exchange rate 1.12340 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

vPE WertpapierhandelsBank AG
Statement of Consolidated Cash Flows
For the year ended December 31, 2019
(Dollars in Thousand)

	2019 US$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	(330)
Adjustment to reconcile profit of the year to net cash used in operating activities:	
Depreciation and amortization	945
CHANGE IN:	
Receivables from broker-dealers and clearing organizations	(1,272)
Other current assets	(189)
Payables to broker-dealers and clearing organizations	410
Accounts payable and accrued expenses	(169)
NET CASH USED IN OPERATING ACTIVITIES	(605)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leaseholders improvements	(159)
NET CASH USED IN INVESTING ACTIVITIES	(159)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital increase	828
Loan decrease	(18)
NET CASH PROVIDED BY FINANCING ACTIVITIES	810
NET INCREASE IN CASH AND CASH EQUIVALENTS	46
Foreign Currency Adjustment	6
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	773
CASH AND CASH EQUIVALENTS, END OF YEAR	825

*Translated into USD at 1.11950/1.12340 USD/EUR

The accompanying notes are an integral part of these consolidated financial statements.

1 Organization and nature of business

vPE WertpapierhandelsBank Aktiengesellschaft (the "Company" or „vPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer registered with the SEC, which comprises primarily two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and consolidated financial portfolio management. The company is a member of the FINRA..

The consolidated financial statements include two wholly owned corporate subsidiaries (vPE Wealth Office GmbH, vPE Asset Management GmbH) and a wholly owned limited partnership (vPE Private GmbH & Co. KG). vPE has established the subsidiaries in 2018 to expand the investment opportunities of vPE's clients. The subsidiaries did not start with business activities in 2019.

The Company is owned by Mr. von Pfetten (6.55%), remaining part is in free float (93.45%).

2 Significant Accounting policies

Basis of Presentation

The consolidated financial statements include the consolidated accounts of the Company audits affiliates and are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practice.

Exchange Rate and Currency Information

The company´s functional currency is the Euro. Transactions in foreign currency are recorded initially in the functional currency at the rate effective as at transaction date. Monetary assets and liabilities reported in foreign currency are translated into the functional currency at the rates effective as at reporting date.

The translation into the reporting currency US-Dollars is made as follows:

- all assets as well as equity and liabilities, both monetary and non-monetary, are translated at the closing exchange rates at the date of the statement of consolidated financial condition presented;
- all income and expenses in the consolidated statement of operations are translated at the average exchange rates for the period presented; and
- all resulting exchange differences are recognized as a separate component in equity (adjustments from foreign currency translation).

We made these translations at USD 1.12340 per Euro, the rate of the European Central Bank as at December 31, 2019 for the consolidated statement of financial condition and at USD 1.11950 per Euro, the average rate for the year beginning January 1, 2019 and ending December 31, 2019 for the consolidated statement of operations and for the consolidated statement of cash flows.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

All significant intercompany transactions within the group are eliminated. There was no income from the subsidiaries in 2019.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is subject to corporate income tax (CIT) and local trade tax (TT) in Germany.

The respective enacted tax rate is 31.182 per cent (prior year: 31.182 per cent) consisting of CIT 15.825 per cent and TT 15.357 per cent (prior year: 15.357 per cent).

Since the last tax examination for CIT and TT has been executed by the German consolidated financial authorities for the years including 2014, the years 2015 to 2018 remain subject to examination.

Tax Rate Reconciliation	Dollars in Thousand
EBT (profit (+) / loss (-))	**(328)**
Expected income tax expense ("+")	0
Reconciling items resulting from	
non-deductible expenses	0
True-up	0
TT (loss to be recognized next year)	2
Actual income tax expense	**2**

NOL and Valuation Allowance (Dollars in Thousand; values in USD)	**31.12.2018**	**True-Up**	**change of NOL**	**Change due to currency**	**31.12.2019**
tax loss carry forward, CIT	0	0	(321)	1	(322)
DTA NOL CIT prior to valuation allowance	0	0	(51)	0	(51)
valuation allowance	*0*	*0*	51	*0*	*51*
tax loss carry forward, TT	0	0	(321)	1	(322)
DTA NOL TT prior to valuation allowance	0	0	(51)	0	(51)
valuation allowance	*0*	*0*	51	*0*	*51*

The income tax expense is the current income tax for the year 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Depreciation

Fixed assets are recorded at historical costs and depreciated over their estimated economic useful lives, generally three to five years using the straight-line method.

Intangible assets are also recorded at historical cost and amortized over their estimated economic useful lives, generally four years using the straight-line method.

STATEMENT OF CHANGES IN FIXED ASSETS

	carrying amount 01.01.2019	Additions	Deprec./amort./ write-downs	carrying amount 31.12.2019
	US$	US$	US$	US$
A. Fixed assets				
I. Tangible fixed assets				
1. Other equipment, operating and office equipment	2,336	142	844	1,634
Total tangible fixed assets	486	142	844	1,634
Total fixed assets	486	142	844	1,634

Statement of Consolidated Cash Flows

For purposes of the Statement of Consolidated Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3 Cash

Cash and cash equivalents consist of the following as of December 31, 2019

	December 31, 2019 (Dollars in Thousand)
Deutsche Bank AG	822
Others	3
CASH TOTAL	**825**

Cash represents cash at bank, with daily disposal. Cash and cash equivalents are stated at nominal value. Foreign currencies were translated at the closing rate.

4 Receivables from and payables to broker-dealers

Amounts receivable and payable to broker-dealer and clearing organizations on December 31, 2019 consist of the following:

RECEIVABLES	December 31, 2019 (Dollars in Thousand)
Broker-dealers	3,477
TOTAL RECEIVABLES	**3,477**
PAYABLES	
Broker-dealers	620
TOTAL PAYABLES	**620**

5 Concentration of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other consolidated financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6 Related Party

The Company is not involved in significant financing and other transactions with shareholders and does not have unusual transactions with related parties.

7 Commitments and Contingent Liabilities

Bank loans payable

The company has to pay monthly interest rates and amortization rates to the Audi Bank AG for the purchase of 3 cars. Those redemption payments are reducing the liabilities of the company. The last rate and a possible final redemption payment for the 3 cars have to be paid at the end of September 2021.The annual interest and amortization rate payments amount to US$ 23 thousand.

Leases

The Company is obliged to rental payments under various non-cancellable rental agreements, primarily for rental of office space (duration Munich: until April 2021; duration Berlin: until September 2021, duration Dusseldorf: until July 2020 and August 2022; duration Hamburg within 3 months' notice) and of six cars (2 Mercedes cars, duration June 2023 and April 2022; 1 Volkswagen Group car, duration November 2020; 2 Tata Motors cars duration July 2020 and September 2020; 1 BMW car duration August 2022).

In 2019 the Company has adopted ASU No. 2016-02, Leases (Topic 842) and has therefore established a right-of-use ("ROU") and recorded a ROU asset and a lease liability on the balance sheet for all leases with terms longer than twelve months under executing a modified retrospective transition approach for capital and operating leases existing at, or entered into after, the beginning 2019. The Company is involved in lease agreements as a lessee and these leases (including rental agreements) are treated as finance leases, with the exception of short-term leases and low value leases. As a consequence, it has recognized in the statement of financial position the assets and the liabilities for the lease, while in the statement of profit and loss the interest cost and the depreciation of the leased asset instead of the operating lease expenses are recognized.

The new accounting has led to an increase in net debt beginning as of January 1, 2019 in the amount of US$ 1,918 thousand and a higher invested capital in the amount of US$ 1,918.

The discounted lease liability amounts at December 31, 2019 to US$ 1,310 thousand and a ROU asset of US$ 1,286 thousand. The depreciation 2019 for the ROU amounts to US$ 772 thousand and the interest expense to US$ 63 thousand.

Legal Matters

In ordinary course of business, various legal actions are brought and are pending or threatened against the Company. The Company is also involved, from time to time, in reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, fines, penalties, injunctions, or other relief. While the outcome of such claims or other proceedings cannot be predicted with certainty, Management expects that such liabilities, to the extent not provided for by insurance, will not have a material adverse effect on the company's consolidated financial condition, statement of income or cash flows.

In the current year the Company had expenses for legal matters in the amount of US$ 1,609 thousand, consisting of expenses in the net amount of US$ 1,609 thousand.

In several cases legal claims for damages have been filed by investors against the Company. In each case the investments in question are registered in Germany, all investors involved are German citizens

or residents of Germany and the transactions took place in a German regulated market. No investors outside of Germany participated in these transactions.

The Company has, in extensive cooperation with its legal counsel and insurers, accurately assessed the probable obligations of the Company and has already recorded provisions which management expects are adequate to cover these claims.

8 Risks and Uncertainties

The Company generates revenue by providing securities trading and brokerage activities to mainly private German customers and some institutional customers. Most of the revenues for these services are transaction based. As a result, the Company´s revenue could vary based on the transaction volume of the global financial markets.

The Company had a difficult time in 2019. After the contracts of the old management board had expired in the middle of last year, two new board members had been elected and took over.

In October 2019 before the shareholder meeting one shareholder asked for the dissolution of the supervisory board of the company and the complete supervisory board stepped down. During the shareholder meeting the proposed new supervisory board became elected.

After that the new supervisory board made a few clear decisions. The contract with the new CEO of the company was terminated; only one member of the management board was left. Unprofitable offices have been closed and one very expensive office is in the process of being closed. Bitcoin trading for the customers of the company will not be offered anymore. The money management business of the company will be structured new and new experienced teams will be hired to build it up successfully.

Two new management board members have been appointed under the condition of approval by the BaFin.

The company plans to raise additional capital in the second quarter of 2020 to be able to finance the upcoming projects. Furthermore is the management trying to reduce costs.

The supervisory board and the management board are optimistic to solve this transition process successfully for the company.

9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contract and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company did not enter into any guarantee agreements as defined above.

10 Regulatory Requirements

vPE is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specific fixed percentage of total aggregate indebtedness recorded

in vPE's FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or US$ 5 thousand, whichever is greater. At December 31, 2019, the Company's regulatory minimum net capital required was US$ 141 thousand, and its regulatory net capital in excess of the minimum was US$ 494 thousand.

The Company is subject to capital requirements promulgated by other regulatory bodies in Germany. At December 31, 2019 the Company was in compliance with these capital requirements.

The United States Securities and Exchange Commission affirmed SIPC´s determination that vpE is completely excluded from SPIC membership for the calendar year 2019 pursuant to Section 3 (a)(2)(A)(i) of SIPA because vPE's principal business is conducted outside of the United States of America and its territories and possessions.

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 ("Computation for Determination of Reserve Requirements"), in that the Company´s activities are limited to those set forth in the conditions appearing in paragraph (k) (2) (II) of Rule 15c3-3 under the Securities Exchange Act of 1934. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is APEX Clearing & Outsourcing, Inc., Dallas (USA).

11 New Accounting Pronouncements section

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, which has been codified into the ASC 606 - *Revenue from Contracts with Customers*. This ASU changes how Companies recognize revenue and applies to substantially all industries. The purpose of the new ASU is to bridge the gap between US GAAP and IFRS and develop a common revenue standard that removes inconsistencies, provides a more robust framework, provides more useful information to users of the financial statements, and improves comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.
Step 2: Identify the performance obligations in the contract.
Step 3: Determine the transaction price.
Step 4: Allocate the transaction price to the performance obligations in the contract.
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

There are no impacts on vPE that result from adopting ASU No. 2014-09, since the transaction services, which are the main services provided by vPE, directly lead to turnover.

The FASB further issued ASU No. 2015-14 to defer the effective date of this new standard. The ASU is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2019, early adoption being permitted. The Company has performed a detailed assessment of its revenue streams according to the new standard and concluded that there is not a material impact resulting from adoption. As a result, no adjustments were necessary under either the full or modified retrospective approaches.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease

liability on the balance sheet for all leases with terms longer than twelve months. At inception, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements, with certain practical expedients available. The Company is involved in lease agreements as a lessee and these leases (including rental agreements) will be treated as finance leases, with the exception of short-term leases and low value leases. As a consequence, it will recognize in the statement of financial position the assets and the liabilities for the lease, while in the statement of profit and loss the interest cost and the depreciation of the leased asset instead of the operating lease expenses will be recognized.

The new accounting treatment will therefore lead to an increase in net debt, a higher EBITDA and a higher invested capital. The Company is still evaluating the full impact but estimates increases for right-of-use assets and lease liabilities related to the adoption of ASC 842 that are roughly equivalent to the total minimum lease payments represented in Note 7 above, discounted with an appropriate rate.

The Company has performed a detailed assessment according to the new standard and explained the impact on the adoption of the rules under para. 7 "Leases".

12 Subsequent Events

The Company evaluated subsequent events through February 26, 2020, the date the consolidated financial statements were available to be issued. There are no subsequent events to be reported.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2019

vPE is claiming exemption pursuant to provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

In 2019 vPE operated pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it does not hold customer funds or safe keep customer securities. Moreover, from January 1st until the end of 2019 the firm met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

Schedule I

vPE WertpapierhandelsBank AG
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2019
(Dollars in Thousand)

Net Capital	
Total stockholders' equity	$ 3,060
Deductions:	
Non allowable assets	
Securities not readily marketable	$ 0
Exchange memberships	$ 0
Receivables	$ 1,549
Furniture, equipment and leasehold improvements, net	$ 549
Other assets	$ 327
	$ 2,425
Net capital	$ 635
Minimum Net Capital Required	$ 141
Excess Net Capital	$ 494

Due to the Focus Report as of December 31, 2019 (amended filed February 26, 2020) there are no deviations.

Schedule II

Reconciliation with vpE´s computation of

Net Capital (included in part II of form X-17A-5 as of December 31, 2019)

(Dollars in Thousand)

Net capital, as reported in Company´s part II (unaudited) FOCUS report		$ 635
Difference in total stockholder´s equity		
Total stockholders' equity at Dec 31, 2019 as reported in FOCUS report	$ 3,060	
Total stockholders' equity at Dec 31, 2019 as per the audited consolidated financial statement	$ 3,060	
Change of Non Allowable Assets	$ 0	$ 0
Net capital per the preceding		$ 635

Review Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) vPE WertpapierhandelsBank AG ("the Company") identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 17 C.F.R. § 15c3-3(k) under which vPE WertpapierhandelsBank AG claimed an exemption from Rule 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) vPE WertpapierhandelsBank AG stated that vPE WertpapierhandelsBank AG met the identified exemption provision throughout the most recent fiscal year without exception. Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stephen J. Staresinic, CPA

Munich, Germany

February 26, 2020

vPE Bank

vPE WertpapierhandelsBank AG | Maximiliansplatz 17 | 80333 München

02/26/2020

To Whom It May Concern:

We are principals of vPE WertpapierhandelsBank AG ("VPEAG") and are filing this report pursuant to SEC Rule 17a-5.

In 2019 VPEAG operated pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it does not hold customer funds or safe keep customer securities. Moreover, from January 1st until the end of 2019 the firm met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

Should you require any additional information please do not hesitate to contact the undersigned.

I, Wolfgang Huber, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Wolfgang Huber

Maximiliansplatz 17
D-80333 München
www.vpeag.de

Vorstand / CFO:
Wolfgang Huber

Tel. +49(0) 89-29 64 91
Fax.+49(0) 89-22 50 60
huber@vpeag.de

St.Nr.: 143/107/76174
BaFin-RegNr.: 115868
HRB München 123226

Gesetzliche Sicherungseinrichtung: EdW – Entschädigungseinrichtung für Wertpapierhandelsunternehmen,
Member of FINRA – Consolidated financial Industry Regulatory Authority / Chairman of Supervisory Board: John Patrick Matthews